PROSPECTUS SUPPLEMENT
(To prospectus dated November 20, 2002)

                                  $200,000,000
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       6% Senior Notes, Series B, due 2032

      Interest on the Senior Notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2003. The Senior Notes will mature on December 31, 2032. We must redeem the Senior Notes in whole at any time under the limited circumstances described in this prospectus supplement at the redemption price described herein. We also may redeem the Senior Notes either as a whole or in part at our option on or after November 26, 2007, in each case at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued interest to the date of redemption. The Senior Notes will be available for purchase in denominations of $25 and integral multiples of $25.

      The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured debt from time to time outstanding, including $300,000,000 of outstanding first mortgage bonds as of September 30, 2002.

      The Senior Notes are expected to be approved for listing on the New York Stock Exchange, subject to official notice of issuance. Trading of the Senior Notes on the New York Stock Exchange is expected to commence within a 30-day period after initial delivery of the Senior Notes.

      Payment of the principal of and interest on the Senior Notes when due will be insured by a financial guaranty insurance policy to be issued by Ambac Assurance Corporation simultaneously with the delivery of the Senior Notes.


                                   A M B A C


                                              Per Note            Total
Public offering price(1)  . . . . . . . . .    100.00%        $200,000,000
Underwriting discount   . . . . . . . . . .      3.15%        $  6,300,000
Proceeds, before expenses,
to Public Service Company of Oklahoma . . .     96.85%        $193,700,000
(1)Plus accrued interest, if any, from November 26, 2002.

      INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR MORE INFORMATION.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 26, 2002.

                           Joint Book-Running Managers

     Merrill Lynch & Co.       Salomon Smith Barney           UBS Warburg

                                   Co-Managers
             ABN AMRO Incorporated             Danske Securities

         The date of this prospectus supplement is November 21, 2002.


      You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.



                          TABLE OF CONTENTS

                        Prospectus Supplement

SUMMARY CONSOLIDATED FINANCIAL DATA...........................  S-3
USE OF PROCEEDS...............................................  S-4
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES..................  S-4
THE INSURANCE POLICY AND THE INSURER..........................  S-8
RATINGS......................................................  S-11
UNDERWRITING.................................................  S-11
EXPERTS....................................................... S-14
SPECIMEN INSURANCE POLICY...................................... A-1


                                   Prospectus

THE COMPANY.....................................................  2
RISK FACTORS....................................................  2
PROSPECTUS SUPPLEMENTS.......................................... 11
RATIO OF EARNINGS TO FIXED CHARGES.............................. 11
WHERE YOU CAN FIND MORE INFORMATION............................. 11
USE OF PROCEEDS ................................................ 12
DESCRIPTION OF THE NOTES ....................................... 12
PLAN OF DISTRIBUTION............................................ 17
LEGAL OPINIONS.................................................. 18
EXPERTS......................................................... 18

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth summary consolidated financial information for each of the periods indicated. You should read the information in this table together with our consolidated financial statements and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.


                                  Nine
                                 Months
                                  Ended             Year  Ended
                               September            December 31,
                                30, 2002      2001        2000       1999
                                                  (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues            $  537,414  $  957,000 $  956,398 $  749,390
  Operating Expenses               458,093     860,012    859,729    650,677
                                ----------  ---------- ---------- ----------
  Operating Income                  79,321      96,988     96,669     98,713
  Nonoperating Income (net)          1,004          20      8,974        946
  Interest Charges                  29,351      39,249     38,980     38,151
                                ----------  ---------- ---------- ----------
  Net Income                        50,974      57,759     66,663     61,508
  Preferred Stock Dividend
  Requirements                         159         213        212        212
                                ----------  ---------- ---------- ----------
  Earnings Applicable to
  Common Stock                  $   50,815  $   57,546 $   66,451 $   61,296
                                ==========  ========== ========== ==========

                                 As of                 As of
                               September            December 31,
                                30, 2002      2001        2000       1999
                                                  (in thousands)

BALANCE SHEETS DATA:
  Electric Utility Plant        $2,736,525  $2,695,099 $2,604,670 $2,459,705
  Accumulated Depreciation
  and Amortization               1,235,343   1,184,443  1,150,253  1,114,255

  Net Electric Utility Plant    $1,501,182  $1,510,656 $1,454,417 $1,345,450
                                ==========  ========== ========== ==========

Total Assets                    $1,876,200  $1,917,897 $2,138,333 $1,524,726

Common Shareholder's Equity     $  463,732  $  480,224 $  474,918 $  476,467

Cumulative Preferred Stock      $    5,267  $    5,283 $    5,283 $    5,286

Long-term Debt (a)              $  451,360  $  451,129 $  470,822 $  384,516

Total Capitalization and
Liabilities                     $1,876,200  $1,917,897 $2,138,333 $1,524,726

(a) Including portion due within one year.

                                 USE OF PROCEEDS

      We propose to use the net proceeds from the sale of the Senior Notes to redeem or repurchase certain of our outstanding debt, to fund our construction program, to repay short-term indebtedness and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

      We have estimated that our consolidated construction costs (inclusive of allowance for funds used during construction) for 2002 will be approximately $68,000,000. At September 30, 2002, we had approximately $229,000,000 of short-term unsecured indebtedness outstanding. Our Floating Rate Notes, Series A, Due 2002 ($106,000,000 principal amount outstanding), mature on November 21, 2002.

                 SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under "Description of the Notes" in the accompanying Prospectus. We will issue the Senior Notes under an Indenture, dated as of November 1, 2000, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity, Interest and Payment

      The Senior Notes will initially be issued in an aggregate principal amount of $200,000,000. We may from time to time, without consent of the holders of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Senior Notes. These notes will be designated as a series of notes separate from the Senior Notes under the Indenture.

      The Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on December 31, 2032 and will bear interest at the rate of 6% per year from November 26, 2002 until December 31, 2032. The Senior Notes are not subject to any sinking fund provision.

      Interest on each Senior Note will be payable quarterly in arrears on each March 31, June 30, September 30 and December 31 and at redemption, if any, or maturity. The initial interest payment date is March 31, 2003. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

      We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street in New York, New York.

      If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid, except that if such Business Day is in the next succeeding calendar year, we will make payment on the immediately preceding Business Day.

      The "Regular Record Date" will be the close of business on the Business Day prior to the relevant interest payment date, except that if we issue note certificates, the "Regular Record Date" shall be the close of business on the March 15, June 15, September 15 or December 15, as the case may be, next preceding an interest payment date or if such March 15, June 15, September 15 or December 15 is not a Business Day, the next preceding Business Day.

      "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Certain Trading Characteristics of the Senior Notes

      The Senior Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the Senior Notes except as included in the trading price thereof. Any portion of the trading price of a Senior Note that is attributable to accrued but unpaid interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Senior Notes.

      The trading price of the Senior Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Senior Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Senior Notes, although any increase will be moderated by our ability to call the Senior Notes at any time on or after November 26, 2007.

Optional Redemption

      We may redeem the Senior Notes at our option at any time on or after November 26, 2007, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the Senior Notes either as a whole or in part at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued interest thereon to the date of redemption.

Mandatory Redemption

      In the event that (a) we reorganize, or otherwise transfer a substantial portion of our assets, and (b) that reorganization or transfer results in us no longer being a regulated utility company, and (c) the Senior Notes and our obligations under the Indenture are not assumed by, and do not become the direct and primary obligations of, a regulated utility company, unless Ambac Assurance Corporation consents to such reorganization or transfer, we are obligated to redeem the Senior Notes upon consummation of such reorganization or transfer, which may be prior to maturity. We will also be obligated to redeem the Senior Notes if (i) we fail to pay an insurance premium to Ambac Assurance Corporation or (ii) we incur or issue additional indebtedness for borrowed money secured by our assets and fail to secure our repayment obligations to Ambac Assurance Corporation under the insurance agreement. As a condition to the issuance of the insurance policy, we are required to pay the first five annual insurance premiums immediately prior to the issuance of the Senior Notes. Our obligation to pay annual insurance premiums recommences on November 26, 2007. If we are required to redeem the Senior Notes, we will redeem the Senior Notes, in whole, upon not less than 30 days' nor more than 60 days' notice.

      If we redeem the Senior Notes as described under "- Mandatory Redemption" on or after November 26, 2007, the redemption price will be 100% of the principal amount of the Senior Notes plus accrued and unpaid interest thereon to the date of redemption. If we redeem the Senior Notes as described under "- Mandatory Redemption" before November 26, 2007, the redemption price will be equal to the accrued interest on the Senior Notes to the date of redemption plus the greater of:

o     100% of the principal amount of the Senior Notes; and

o the sum of the present value of the principal amount of the Senior Notes together with the present values of the scheduled payments of interest on the Senior Notes (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to the interest payment date on December 31, 2007 (such time period between the date of redemption and the interest payment date on December 31, 2007 being referred to as the "Remaining Term"), in each case discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus twenty-five (25) basis points, as calculated by an Independent Investment Banker.

For purposes of determining the redemption price where the redemption occurs before November 26, 2007, the following terms shall have the following meanings:

      "Adjusted Treasury Rate" means, with respect to any redemption rate:

o the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities", for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Term, yields for the two published maturities most closely corresponding to the Comparable Treasury issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

o if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the Remaining Term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Term of the Senior Notes.

      "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

      "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

      "Reference Treasury Dealer" means:

o each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and UBS Warburg LLC, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

o     any other Primary Treasury Dealer selected by us.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Events of Default

      In addition to the Events of Default described under "Description of the Notes" in the accompanying Prospectus, the occurrence and continuance of an event of default under the insurance agreement also constitutes an Event of Default with respect to the Senior Notes. An event of default under the insurance agreement includes failure by us in the observance of certain representations and covenants thereunder and certain bankruptcy events. Our covenants in the insurance agreement include our obligation to pay insurance premiums, our agreement to secure our repayment obligations to Ambac Assurance Corporation under the insurance agreement if we incur or issue additional indebtedness for borrowed money secured by our assets, and our agreement not to enter into corporate transactions generally of the type that would require a mandatory redemption of the Senior Notes as described above. See "The Insurance Policy and the Insurer" in this prospectus supplement.

Special Insurance Provisions

      Subject to the provisions of the Indenture, so long as Ambac Assurance Corporation is not in default under the policy, Ambac Assurance Corporation shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Senior Notes upon the occurrence and continuation of an Event of Default. No amendment, supplement or change to, or other modification of, the Indenture requiring the consent of holders of the Senior Notes may be made without the prior written consent of Ambac Assurance Corporation. See "The Insurance Policy and the Insurer" in this prospectus supplement.

Additional Information

      For additional important information about the Senior Notes, see "Description of the Notes" in the accompanying Prospectus, including: (i) additional information about the terms of the Senior Notes, (ii) general information about the Indenture and the trustee, and (iii) a description of Events of Default under the Indenture.

                      THE INSURANCE POLICY AND THE INSURER

The Insurance Policy

      We will enter into an insurance agreement with Ambac Assurance Corporation under which Ambac Assurance Corporation will agree to issue a financial guaranty insurance policy relating to the Senior Notes. A form of this policy is attached to this prospectus supplement as Appendix A. The following summary of the terms of the insurance policy does not purport to be complete and is qualified in its entirety by reference to the insurance policy.

      Ambac Assurance Corporation has made a commitment to issue the insurance policy effective as of the date of issuance of the Senior Notes. Under the terms of the insurance policy, Ambac Assurance Corporation will pay to The Bank of New York, in New York, New York, or any successor, as insurance trustee, that portion of the principal of and interest on the Senior Notes that becomes "due for payment" but has not been paid by reason of "nonpayment" (as such terms are defined in the insurance policy) by us. Ambac Assurance Corporation will make such payments to the insurance trustee on the later of the date on which such principal or interest becomes due for payment or within one Business Day following the date on which Ambac Assurance Corporation receives notice of nonpayment from the corporate trustee for the Senior Notes. The insurance policy will extend for the term of the Senior Notes and, once issued, cannot be canceled by us or Ambac Assurance Corporation.

      The insurance policy will insure payment only on the stated maturity date, in the case of principal, and on interest payment dates, in the case of interest. If the Senior Notes become subject to mandatory redemption and insufficient funds are available for redemption of all outstanding Senior Notes, Ambac Assurance Corporation will remain obligated to pay principal of and interest on outstanding Senior Notes on the originally scheduled interest and principal payment dates. In the event of any acceleration of the principal of the Senior Notes, the insured payments will be made at the times and in the amounts as would have been made had there not been an acceleration.

      If the corporate trustee for the Senior Notes receives notice that any payment of principal of or interest on a Senior Note that has become due for payment and that is made to a holder by or on our behalf has been deemed a preferential transfer and recovered from its holder pursuant to the United States Bankruptcy Code in accordance with a final, non-appealable order of a court of competent jurisdiction, that holder will be entitled to payment from Ambac Assurance Corporation to the extent of such recovery if sufficient funds are not otherwise available.

      The insurance policy does NOT insure any risk other than nonpayment, as defined in the insurance policy. Specifically, the insurance policy does NOT cover:

o payment on acceleration of the Senior Notes, as a result of a call for redemption or as a result of any other advancement of maturity,

o     payments of any redemption or acceleration premiums, and

o nonpayment of principal or interest caused by the insolvency or negligence of the corporate trustee for the Senior Notes or any paying agent.

      If it becomes necessary to call upon the insurance policy, payment of principal requires surrender of the related Senior Notes to the insurance trustee together with an appropriate instrument of assignment so as to permit ownership of such Senior Notes to be registered in the name of Ambac Assurance Corporation to the extent of the payment under the insurance policy. Payment of interest pursuant to the insurance policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder's right to payment to Ambac Assurance Corporation.

      Upon payment of the insurance benefits in respect of any Senior Notes, Ambac Assurance Corporation will become the owner of the related rights to payment of principal or interest on such Senior Notes and will be fully subrogated to the surrendering holder's rights to payment.

The Insurer

      The following information has been supplied by Ambac Assurance Corporation for inclusion in this prospectus supplement. No representation is made by us, the corporate trustee, the underwriters or any of our or their affiliates as to the accuracy or completeness of the information.

      Ambac Assurance Corporation is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Territory of Guam. Ambac Assurance primarily insures newly-issued municipal and structured finance obligations. Ambac Assurance Corporation is a wholly owned subsidiary of Ambac Financial Group, Inc. (formerly AMBAC Inc.), a 100% publicly held company. Moody's Investors Service, Inc., Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Inc., and Fitch Ratings have each assigned a triple-A financial strength rating to Ambac Assurance Corporation.

      The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2001 and December 31, 2000, and for each of the years in the three-year period ended December 31, 2001, prepared in accordance with accounting principles generally accepted in the United States of America, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc. (which was filed with the SEC on March 26, 2002, File Number 1-10777), the unaudited consolidated interim financial statements of Ambac Assurance Corporation and its subsidiaries as of March 31, 2002 and for the periods ended March 31, 2002 and March 31, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. (filed with the SEC on May 13, 2002); as of June 30, 2002 and for the periods ended June 30, 2002 and June 30, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. (filed with the SEC on August 14, 2002); and as of September 30, 2002 and for the periods ended September 30, 2002 and September 30, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. (filed with the SEC on November 14, 2002); and Current Reports on Form 8-K of Ambac Financial Group, Inc. filed with the SEC on January 25, 2002, April 18, 2002, July 19, 2002, August 14, 2002, October 17,
2002 and November 20, 2002, as such current reports related to Ambac Assurance Corporation, are hereby incorporated by reference into this prospectus supplement and are deemed to be a part of this prospectus supplement. Any statement contained in a document incorporated in this prospectus supplement by reference will be modified or superseded for the purposes of this prospectus supplement to the extent that the statement is modified or superseded by this prospectus supplement or by any other document incorporated by reference into this prospectus supplement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

      All information related to Ambac Assurance Corporation and subsidiaries, including the financial statements of Ambac Assurance Corporation and subsidiaries, that is contained in documents filed by Ambac Financial Group, Inc. with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, subsequent to the date of this prospectus supplement and prior to the termination of the offering of the Senior Notes will be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the respective dates of filing such documents.

      The following table sets forth the capitalization of Ambac Assurance Corporation and subsidiaries as of December 31, 2000, December 31, 2001 and September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

                 Ambac Assurance Corporation and Subsidiaries
                              Capitalization Table
                              (Dollars in Millions)

                                      December    December   September
                                         31,         31,        30,
                                        2000        2001       2002
                                                            (unaudited)

Unearned premiums                       $1,556      $1,790      1,936
Other liabilities                          581         973      1,702
                                        ------      ------      -----
      Total liabilities                  2,137       2,763      3,638
                                        ------      ------      -----
Stockholder's Equity:
     Common stock                           82          82         82
     Additional paid-in capital            760         928        922
     Accumulated other
     comprehensive income                   82          81        273
     Retained earnings                   2,002       2,386      2,708
                                         -----       -----      -----
      Total stockholder's equity         2,926       3,477      3,985
                                         -----       -----      -----
Total liabilities and
 stockholder's equity                   $5,063      $6,240     $7,623
                                        ------      ------     ------

      For additional financial information concerning Ambac Assurance Corporation, see the audited financial statements of Ambac Assurance Corporation incorporated by reference in this prospectus supplement. Copies of the financial statements of Ambac Assurance Corporation incorporated by reference and copies of Ambac Assurance Corporation's annual statement for the year ended December 31, 2001 prepared in accordance with statutory accounting standards are available, without charge, from Ambac Assurance Corporation. The address of Ambac Assurance Corporation's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York 10004 and (212) 668-0340.

      Ambac Assurance Corporation makes no representation regarding the Senior Notes or the advisability of investing in the Senior Notes and makes no representation regarding, nor has it participated in the preparation of, this prospectus supplement other than the information supplied by Ambac Assurance Corporation and presented under the headings "The Insurance Policy" and "The Insurer" in this prospectus supplement and in its financial statements incorporated in this prospectus supplement by reference.

                                     RATINGS

      It is anticipated that S&P and Moody's will assign the Senior Notes triple-A ratings conditioned upon the issuance and delivery by Ambac Assurance Corporation at the time of delivery of the Senior Notes of the insurance policy, insuring the timely payment of the principal of and interest on the Senior Notes. Such ratings reflect only the views of such rating agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither we nor any underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Senior Notes.

      At present, each of such rating agencies maintains four categories of investment grade ratings. They are Standard & Poor's -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                  UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Senior Notes set forth opposite its name below:

                                             Principal Amount
      Underwriter                             of Senior Notes
      -----------                            -----------------
UBS Warburg LLC...........................    $ 49,650,000
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated........................      49,625,000
Salomon Smith Barney Inc..................      49,625,000
ABN AMRO Incorporated.....................       9,750,000
Danske Securities (US) Inc................       9,750,000
A.G. Edwards & Sons, Inc..................       1,500,000
Charles Schwab & Co., Inc.................       1,500,000
CIBC World Markets Corp...................       1,500,000
Deutsche Banc Alex. Brown Inc.............       1,500,000
Fahenstock & Co. Inc......................       1,500,000
H & R BLOCK Financial Advisors, Inc.......       1,500,000
HSBC Securities USA, Inc..................       1,500,000
McDonald Investments Inc., a KeyCorp Company     1,500,000
Prudential Securities Incorporated........       1,500,000
Quick & Reilly, Inc.......................       1,500,000
Raymond James & Associates, Inc...........       1,500,000
RBC Dain Rauscher Inc.....................       1,500,000
TD Waterhouse Investor Services, Inc......       1,500,000
First Union Securities, Inc...............       1,500,000
Wells Fargo Van Kasper LLC................       1,500,000
Banc of America Securities LLC............         700,000
D.A. Davidson & Co........................         700,000
Ferris, Baker Watts, Incorporated.........         700,000
Fidelity Capital Markets..................         700,000
Janney Montgomery Scott LLC...............         700,000
J.J.B Hilliard, W.L. Lyons, Inc...........         700,000
Legg Mason Wood Walker, Incorporated......         700,000
Morgan Keegan & Company, Inc..............         700,000
Muriel Siebert & Co.......................         700,000
Robert W. Baird & Co. Incorporated........         700,000
Ryan, Beck & Co. LLC .....................         700,000
The Williams Capital Group, L.P...........         700,000
Utendahl Capital Partners, L.P............         700,000
                                               ------------
                                              $200,000,000

      In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Senior Notes are purchased.

      The expenses associated with the offer and sale of the Senior Notes are expected to be approximately $400,000.

      The underwriters have advised us that the underwriters propose to offer the Senior Notes to the public initially at the offering price set forth on the cover page of this prospectus supplement, and to certain dealers initially at that price less a concession not in excess of $.50 per Senior Note. The underwriters may allow, and those dealers may reallow, a concession to certain other dealers not in excess of $.45 per Senior Note. After the initial offering of the Senior Notes to the public, the public offering price and the concession may be changed.

      We have agreed, during the period of 30 days from the date of the underwriting agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Senior Notes, any security convertible into or exchangeable into or exercisable for Senior Notes or any debt securities substantially similar to the Senior Notes (except for the Senior Notes issued pursuant to the underwriting agreement and our Senior Notes, Series C), without the prior written consent of the underwriters.

      The Senior Notes are expected to be approved for listing on the New York Stock Exchange, subject to official notice of issuance. In order to meet the requirements for listing the Senior Notes, the underwriters will undertake to sell the Senior Notes to a minimum of 400 beneficial holders. We expect trading of the Senior Notes on the New York Stock Exchange to commence within a 30-day period after the initial delivery of the Senior Notes.

      Prior to this offering, there has been no public market for the Senior Notes. Certain underwriters have advised us that they intend to make a market in the Senior Notes. The underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time. There can be no assurance of a secondary market for the Senior Notes, or that the Senior Notes may be resold.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      In connection with the offering the underwriters may purchase and sell the Senior Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Senior Notes in excess of the principal amount of the Senior Notes creating a syndicate short position. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Senior Notes made for the purpose of preventing or retarding a decline in the market price of the Senior Notes while the offering is in progress.

      The underwriters may also impose a penalty bid. A penalty bid permits the underwriters to reclaim a selling concession from a syndicate member when the Senior Notes originally sold by that syndicate member are purchased in a syndicate transaction.

      Any of these activities may cause the price of the Senior Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

                                     EXPERTS

      The consolidated financial statements and related consolidated financial statement schedule as of December 31, 2001 and December 31, 2000 and for the years then ended incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 as updated by our Current Report on Form 8-K dated November 18, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

      In connection with the audit by Arthur Andersen LLP ("Andersen") of our consolidated financial statements for the year ended December 31, 1999 incorporated by reference in this prospectus, there were no disagreements between Andersen and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Andersen would have caused them to make reference thereto in their report on the financial statements for such year.

      We have not been able to obtain, after reasonable efforts, a consent from Andersen to the inclusion of its report in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions to state a material fact required to be stated therein.

      The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 are incorporated by reference in this prospectus supplement and the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus supplement, upon the authority of that firm as experts in auditing and accounting.